Exhibit 99.1

Attention: Financial Editors	Stock Symbol: (PGF) - TSX
(PGH) - NYSE

PENGROWTH ANNOUNCES $715 MILLION 2014 CAPITAL PROGRAM AND GUIDANCE

(Calgary, January 16, 2014) - Pengrowth Energy Corporation is pleased to announce that its Board of Directors has approved a $715 million capital budget for 2014, investing $365 million in its Lindbergh thermal oil project and $350 million in its non-thermal assets.

Pengrowth is in the final year of its transition to become a sustainable, lower decline, higher cash flowing, oil producer. The company’s focus in 2014 will be to:

•	Maintain Pengrowth’s dividend at the current level of 4 cents per share per month
•
Execute on its Lindbergh thermal oil project’s commercial development. Lindbergh is on time, on budget and en route to first steam in the fourth quarter of 2014 with meaningful oil production in early 2015

•	Invest in Pengrowth’s best opportunities, maximizing funds flow from non-thermal businesses
•	Continue to be prudent in managing Pengrowth’s balance sheet

Pengrowth expects $715 million of capital expenditures to generate annual average production of between 71,000 and 73,000 barrels of oil equivalent per day (boe/d) in 2014, fully funded by a combination of operating funds flow and cash on hand from proceeds of the non-core asset dispositions that were executed in 2013. As a result of these asset sales, Pengrowth exited 2013 with approximately $430 million of cash on hand.

“We are proud of the milestones we’ve achieved in executing Pengrowth’s ongoing transformation to becoming a more sustainable, dividend paying company. We have done exactly what we said we would do,” said Derek Evans, President and Chief Executive Officer. “Last year, we received approval to develop our best in class Lindbergh thermal oil project and funded it through dispositions of non-core assets in a difficult disposition market. We will invest prudently in 2014 to continue to protect our balance sheet and we look forward to bringing Lindbergh’s 12,500 bbl/d first commercial phase of production on stream in early 2015.”

Highlights:

•	Pengrowth remains committed to a dividend of 4 cents per share per month
•	The Lindbergh project is slated to receive $365 million of investment in 2014 and remains on time and on budget
•
Pengrowth plans a $350 million non-thermal capital expenditure program in 2014, with $270 million of capital directed to the development of light oil and natural gas liquids-rich assets, primarily in the core area of Greater Olds/Garrington

•	Pengrowth expects annual average production of between 71,000 boe/d and 73,000 boe/d in 2014
•	Lindbergh is expected to provide Pengrowth with significant organic growth in cash flow and production in 2015 and beyond
•	The company expects its operations to generate funds flow of between $500 million and $540 million in 2014 and EBITDA of between $575 million and $625 million.

Production Volumes

The breakdown of 2014 expected production volumes, using the mid-point of guidance, is set out below:

2014 Production Volumes	Volume/day
Light oil (bbl/d)	21,000
Heavy oil (bbl/d)	8,900
NGLs (bbl/d)	8,500
Natural Gas (Mcf/d)	200,000
Boe/d equivalent*	72,000
           *Assumes mid-point of average daily production guidance

In 2013, Pengrowth undertook a disposition program with approximately 12,000 boe/d of production being sold for proceeds of approximately $1 billion, resulting in a solid cash position at the end of 2013.  The company will continue to utilize this strong cash position to fund our Lindbergh thermal oil project, which Pengrowth expects to boost corporate production levels and funds flow in 2015 and beyond. For further details, please refer to Pengrowth’s 2014 Investor Day presentation, which describes the company’s five year financial model and will be available at www.pengrowth.com starting at 9:00 AM Mountain Time (MT) on January 16, 2014.

Capital Allocation

Budgeted
Capital allocation by expenditure area	$ Millions
Thermal development	365
Non-thermal Development	270
Facilities and Maintenance	65
Corporate (Land, seismic, etc.)	15
Total Capital	715

Budgeted
Development Capital allocation by area	$ Millions
Non-thermal
Greater Olds/Garrington	200
Swan Hills	35
Jenner/Bodo/Tangleflags	25
Other	10
Non-thermal Development Capital	270
Thermal
Lindbergh	365
Total Development Capital	635

Thermal development

The $365 million budgeted for Lindbergh includes the completion of construction at the central processing facility, drilling 23 well pairs for the first 12,500 bbl/d commercial phase and investment to facilitate incremental production growth over the next two to three years.

Non-thermal development
Improved capital efficiency, driven by Pengrowth’s disciplined capital allocation process, has allowed the company to invest less than expected in non-thermal businesses in 2013 while achieving a production result consistent with original expectations, a trend that is expected to continue in 2014. Pengrowth has budgeted $350 million for non-thermal activities, mainly in the Greater Olds/Garrington area and on heavy oil assets in the Jenner area, with reduced spending in the Swan Hills area. The 2014 non-thermal budget will once again focus on projects with the highest rates of return, shortest payouts and maximum funds flow.

Approximately $270 million (77%) of the non-thermal program will be directed towards drilling and development activities targeting light oil and liquids-rich natural gas production and reserves growth. Pengrowth expects to have 11 rigs operating in the first quarter and drill approximately 110 gross (65 net) wells for the full year, excluding drilling at Lindbergh.

Pengrowth expects to generate funds flow from operations of between $500 and $540 million, assuming: a WTI oil price of USD$95/bbl, an 8% discount for light oil and 21% discount for heavy oil, an AECO natural gas price of Cdn$3.50/Mcf and a $0.95 USD/CAD exchange rate.

Core Focus Areas

Lindbergh
With another strong year of pilot results that demonstrated better than expected steam/oil and diluent blending ratios and faster than expected production increases, the two well pair pilot surpassed 1,000,000 bbls of bitumen production by December 31, 2013. Drilling, civil and mechanical construction activities on the first 12,500 bbl/d commercial phase of production commenced late in the third quarter of 2013 and the project remains on budget and on schedule for first steam in the fourth quarter of 2014 and first production in the first quarter of 2015. To date, approximately 55% of the phase 1 project costs of $590 million have been committed.

Late in 2013, Pengrowth filed its Environmental Impact Assessment (EIA) Application for regulatory approval of an incremental 17,500 bbl/d second commercial phase at Lindbergh, supplementing the 12,500 bbl/d first commercial phase currently under construction. The phase 1 central processing facility will be expanded to accommodate the additional 17,500 bbl/d to process combined production of 30,000 bbl/d by 2017. Planned phase 1 debottlenecking investments in the intervening years may allow the project to exceed name plate capacity, based on better than expected performance at the Lindbergh pilot.

Greater Olds/Garrington
The Greater Olds/Garrington area will receive the largest non-thermal development capital investment in 2014, where Pengrowth expects to spend a total of $200 million. The bulk of this capital, approximately $165 million, is being directed to drilling and development opportunities in the Cardium, which offers a significant portfolio of light oil opportunities with high netbacks in excess of $60/bbl, high recycle ratios in excess of 3.0 times and total program production efficiencies of approximately $30,000/boe/d. Pengrowth currently has access to 160 net sections of land that are prospective for Cardium drilling in the Greater Olds/Garrington area.

An additional $35 million of capital has been allocated to the Elkton and Mannville light oil and liquids-rich natural gas plays, which are characterized by a high liquids content (approximately 100 to 130 bbls/MMcf), providing strong economic returns and cash flows.

Swan Hills
The Swan Hills trend is, today, the largest cash flow generator within Pengrowth’s portfolio and offers low production declines and significant free cash flow. In 2014, Pengrowth plans to invest $35 million of development capital at Swan Hills with an emphasis on optimization of light oil and liquids-rich gas plays in the trend. Pengrowth’s efforts will be directed towards cost efficient enhancement processes such as water flood optimization, miscible flood, re-entries, recompletions and workovers.

Financing the 2014 capital program

Pengrowth’s 2014 capital program has been designed with an emphasis on maintaining financial health and sustainability, whereby cash inflows plus cash on hand equal cash outflows for capital expenditures and dividends. Pengrowth entered 2014 with approximately $430 million of cash on hand from its 2013 disposition program and expects to generate between $500 and $540 million in funds flow from its operating activities. With the combination of cash on hand and expected funds flow from operating activities, the company projects to be fully funded in 2014, with cash inflows equal to cash outflows.

Operating Costs

Net operating costs for 2014 are forecast to be approximately $410 million, compared to expected 2013 net operating expenses of $440 million, adjusted for dispositions. The forecast drop in operating costs is primarily driven by Pengrowth’s efforts to mitigate power price volatility through aggressive power hedging in 2014. Pengrowth is also pursuing further power cost reduction opportunities through third party construction of power generation facilities in key consuming fields within Pengrowth’s portfolio.

In 2013, Alberta electric power prices were very volatile, resulting in significantly higher than expected operating costs. To reduce the impact of power price volatility, Pengrowth has hedged approximately 80 percent of 2014 expected power consumption at an Alberta pool price of $55.70/MWh, compared to an average pool price of $80/MWh in 2013. Additional efforts to reduce maintenance costs, coupled with operating optimization activities, are also expected to contribute to lower operating costs. On a unit basis, 2014 net operating cost guidance is between $15.20 and $15.80 per boe, compared to an outlook of approximately $15.80 per boe in 2013, adjusted for dispositions.

General and Administrative

Cash general and administrative (“G&A”) costs are also expected to decline on an aggregate basis to $76 million in 2014, which is approximately 13 percent below expected 2013 costs. Pengrowth’s successful 2013 disposition program led to a smaller asset base that requires fewer people to manage. In addition, cost management efforts throughout the company are expected to further contribute to lower G&A costs. On a unit basis, G&A costs are expected to be between $2.70 and $2.90 per boe, compared to approximately $2.85 per boe in 2013.

2014 Full-Year Guidance Summary
Average daily production volume (boe/d)	71,000 to 73,000
Total capital expenditures ($millions)	700 to 730
Royalties (% of sales)	16 to 18
Net operating costs ($ per boe)1	15.20 to 15.80
Cash G & A expense ($ per boe)1	2.70 to 2.90
Funds flow from operations ($ per share)2	0.95 to 1.05

1.	Per boe estimates based on high and low ends of production guidance
2.	Based on mid-point of production guidance using WTI USD$95/bbl, 8% discount for light oil and 21% discount for heavy oil, $3.50/Mcf AECO and $0.95 USD/CAD FX rate.

Dividends

Pengrowth recognizes the importance of its dividend to shareholders and remains committed to maintaining its monthly dividend of $0.04 per common share. In the event of an extraordinary, prolonged decline in commodity prices, Pengrowth would look first to decrease capital investment and/or sell assets before any reassessment of the dividend.

Dividends will continue to be declared monthly, as per the 2014 dividend schedule, which is available on Pengrowth’s website at www.pengrowth.com/dividends

Investor Day

As previously announced, an Investor Day presentation, discussing spending plans and projected results from operations for the 2014 to 2018 period, will be held on Thursday, January 16, 2014 at 9:00 AM. MT. A live, listen-only webcast of the event will be available for those unable to attend in person. To participate in the webcast, participants may register by visiting http://www.gowebcasting.com/5145.

An archive of the webcast and accompanying presentation will be available following the conclusion of the live event on Pengrowth’s website at www.pengrowth.com.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

Fred Kerr
Vice President, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies.  The contingencies may include factors such as economics, legal, environmental, political and regulatory matters or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates. Contingent Reserves do not constitute and should not be confused with reserves.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to future dividends; 2014 anticipated capital expenditures and the allocation thereof; Lindbergh development being on time and on budget; maximizing funds flow from non-thermal businesses; expected average annual production; expected first steam and production from the first commercial phase of Lindbergh; expected funds flow from operations; expected breakdown of production volumes in 2014; breakdown of expenditures for Lindbergh capital investment; improved capital efficiencies to be realized in 2014; targeting of light oil and liquids rich natural gas production and reserves growth; number of wells to be drilled in 2014; assumptions as to future commodity prices, discounts and exchange rates; future expansion of Lindbergh facility to accommodate additional commercial production; recycle ratios; number of rigs operating; future production declines and free cash flow; financing plans; adjusted payout ratio; net operating costs for 2014; anticipated power cost reductions; anticipated G&A expenses and savings; 2014 guidance including average daily production, total capital expenditures, royalties, net operating costs, cash G&A and funds flow from operations per share . Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2012.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Supplemental and Additional Non-IFRS Measures
In addition to providing measures prepared in accordance with International Financial Reporting Standards (IFRS), Pengrowth presents supplemental and additional non-IFRS measures, Adjusted Net Income (Loss), operating netbacks, adjusted payout ratio and Funds Flow from Operations. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-IFRS measures are provided, in part, to assist readers in determining Pengrowth’s ability to generate cash from operations. Pengrowth believes these measures are useful in assessing operating performance and liquidity of Pengrowth’s ongoing business on an overall basis.

These measures should be considered in addition to, and not as a substitute for, net income (loss), cash provided by operations and other measures of financial performance and liquidity reported in accordance with IFRS. Further information with respect to these additional and non-IFRS measures can be found in Pengrowth’s most recent management’s discussion and analysis.